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Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA
NEWS RELEASE

THIRD QUARTER REPORT

December 4, 2003 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

THIRD QUARTER HIGHLIGHTS

  •
  Commercial production achieved at Diavik Diamond Mine

  •
  Revenues of US $54.0 million in first quarter of commercial production

  •
  Operating earnings of US $28.9 million (pre tax) in first quarter of commercial production

  •
  Functional and reporting currency change to US dollar

  •
  Subsequent to end of quarter, letter of intent on Harry Winston Inc. staged purchase transaction (press release dated November 27, 2003)

CHANGE IN CURRENCY

        As a result of commencement of commercial diamond activity, the US dollar has become the functional currency of the Company's operations, effective August 1, 2003. Effective the same date, the US dollar has also been adopted as the Company's reporting currency.

        The Company's financial results and the management discussion in this report are stated in US dollars unless otherwise noted.

FINANCIAL RESULTS SUMMARY

        Aber today reported net earnings of US $13.5 million ($0.25 per share) for its first three months of commercial activity ended October 31, 2003. This compares with a loss of US $0.6 million ($0.01 per share) for the corresponding period of 2002/03.

Summary of Results

	3rd Quarter 2003/04	YTD	3rd Quarter 2002/03	YTD
Sales (US$ millions)	54.0	54.0	—	—
Earnings (loss) (US$ millions)	13.5	24.5	(0.6)	(5.2)
Basic earnings (loss) per share (US$/share)	0.25	0.45	(0.01)	(0.09)
Diluted earnings (loss) per share (US$/share)	0.24	0.44	(0.01)	(0.09)

        According to President and CEO Robert Gannicott: "Although this quarter does not yet represent the full production capacity of the Diavik Diamond Mine, it is our first quarter of declared commercial production.

        The project has achieved the commercial production milestone well ahead of feasibility study estimates and production ramp-up has proceeded ahead of plan. The diamond product has exceeded expectations for quality, and therefore price, in a market place that eagerly accepts it.

        We look forward to the next year with an expanded mine plan in place and a diamond market that continues to display strong demand for the Aber diamond product."

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMENCEMENT OF COMMERCIAL PRODUCTION

        Effective August 1, 2003, Aber commenced commercial production from the Diavik Diamond Mine. By that time, Aber had achieved a commercial level of production and sales related to the Mine, substantial physical project completion, a sustained level of mining and diamond processing activity, and established sales channels. During the third quarter, production continued to come partially from sub ore grade kimberlite and operational ramp-up continued. Although a level of commercial production was achieved by the beginning of the fiscal quarter, this quarter's operating and financial results reflect continuing ramp-up activity. Accordingly, this quarter should not be considered a model for future results.

        The impact of commencement of commercial production on the Company's financial statements includes the following items effective from the beginning of the third fiscal quarter:

  •
  Diamond sales revenues and related costs of sales and expenses are included in the Company's operating results.

  •
  Certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate balance sheet categories: inventory and capital assets.

  •
  Amortization of deferred mineral property costs, capital assets, and deferred charges is included in the Company's earnings.

  •
  Coincident with the commencement of commercial production, the Company changed its functional and reporting currency from the CDN dollar to the US dollar, resulting in the recognition of a cumulative translation adjustment on the Company's balance sheet.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

        Effective August 1, 2003, the US dollar has become the functional currency of the Company's operating diamond subsidiaries. Effective the same date, the US dollar has also been adopted as the Company's reporting currency. The factors considered when adopting this change included the prevalence of the US dollar in diamond market activity, the geographic location of Aber's clients, the profile of Aber's operating costs, the Company's US dollar denominated financing arrangements, and industry reporting norms.

        Aber's financial reporting will henceforth be presented in US dollars, with conversion of previously published figures to US dollars. The ongoing impact of this change is that Canadian dollar exposure in self-sustaining subsidiary financial positions is recorded as a cumulative translation adjustment, a component of equity. Previously, gains and losses on US dollar exposure would have been included in the statement of earnings. Currently, Aber's currency exposure is substantially on the Canadian dollar.

FINANCIAL RESULTS

        The Company's financial results and the management discussion and analysis are stated in US dollars unless otherwise noted.

Net Earnings

Three months ended October 31, 2003

        Aber's net earnings for the quarter ended October 31, 2003, totalled $13.5 million or $0.25 per share, compared to a net loss of $0.6 million or $0.01 per share a year earlier. The current quarter's results reflect the commencement of commercial diamond activity at the beginning of the third fiscal quarter. Prior period comparative figures have been translated to US dollars.

Nine months ended October 31, 2003

        Aber's net earnings for the nine month period ended October 31, 2003, totalled $24.5 million or $0.45 per share ($0.44 per share on a diluted basis), compared to a net loss of $5.2 million or $0.09 per share ($0.09 per share on a diluted basis) in the prior year's corresponding period. The results for the nine month period include only one quarter of commercial diamond activity. Year to date earnings include $13.8 million of unrealized foreign exchange gains; $0.7 million in the current quarter and $13.1 million in the preceding two quarters. The current quarter's $0.7 million foreign exchange gain is substantially due to the revaluation of the Company's CDN dollar monetary position to the quarter end exchange rate. In the preceding two quarters, prior to the change in functional and reporting currency, $13.1 million in foreign exchange gains were recorded, substantially due to the revaluation of Aber's US dollar net debt position to the quarter end exchange rates. The current quarter and year to date foreign exchange gains compare to a foreign exchange gain of $1.3 million and $nil in the prior year's respective periods.

OPERATING RESULTS

        During Aber's third fiscal quarter, the Diavik Diamond Mine achieved commercial production. In the nine month period since diamonds were first produced, Aber has received 957,000 carats from Diavik, being its 40% share of production.

        Third quarter production was predominantly from the ore reserve and by the end of the quarter, the A-154 South pipe overburden had been substantially mined out. By the end of September, approximately 19 million tonnes of waste rock and 1 million tonnes of kimberlite ore had been mined. Although, by the end of the quarter, sub ore grade kimberlite had been essentially removed, production from the quarter as a whole reflects the mining and processing of low grade ore and continuing production ramp-up.

Mine Production

Production information from the Diavik Diamond Mine, Aber's 40% share:

	Three months ended September 30, 2003	Nine months ended September 30, 2003
Ore processed ('000 tonnes)	147	350
Diamonds recovered ('000 carats)	586	1,092
Operating costs, cash (US$ million)	11.9	32.9
Operating costs per carat, cash (US$ per carat)	20	30

Revenue

        Year to date diamond sales totalling $54.0 million were realized in the third quarter. Sales revenues of $19.2 million, realized prior to the commencement of commercial production, were credited against deferred mineral property costs.

        Aber's rough diamond sales are based on a traditional five week cycle comprising ten annual sales sights. During the latest quarter, three open market sales sights were conducted through the Company's rough diamond sales centre in Antwerp. The Company's fourth quarter results are expected to reflect two sales sights planned for the fourth fiscal quarter, compared to the three sales sights which occurred during the third fiscal quarter. Aber expects that the timing pattern of sales sights will result in revenue variations in future quarter over quarter comparisons. The ten annual sales cycles are expected to follow a quarterly pattern of: three, two, three and two sales events in each respective fiscal quarter of each year.

        During the quarter, sales were also realized in accordance with the Tiffany & Co. sales agreement.

Expenses

        Selling, general and administrative expenses totalled $4.8 million in the third fiscal quarter. Compared to general and administrative costs of $2.9 million in the second quarter of this year and $2.2 million a year earlier, the increase was substantially due to the first-time inclusion of selling costs related to the commencement of diamond sales activity, non-recurring remuneration costs of $1.0 million, and ongoing corporate business development activities. During the nine month period, expenses increased to $9.9 million from $5.8 million in the prior year for the reasons noted above. Also included in this expense category were stock option grants expensed using the fair value method. Stock option expense of $1.1 million was recorded during the latest quarter and $2.2 million in the nine month period ended October 31st, compared to the prior year's expense of $0.7 million and $1.9 million for the respective periods.

        Aber's interest and financing expenses during the quarter totalled $5.2 million, reflecting interest on the Project Loan Facility, the mortgage on real property, and the inclusion of amortization of deferred financing costs in the earnings statement, from the beginning of the third fiscal quarter. Cash interest paid during the most recent fiscal quarter totalled $1.8 million.

Other Income

        Other income comprises interest income and gain on disposal of assets. Interest income during the quarter from cash and short-term monetary investments totalled $0.2 million, down nominally from $0.3 million in the prior year's third quarter, due to lower cash balances and interest rates. On a year to date basis, a $0.1 million decrease was noted over the prior year, for the same reasons. Also included in other income is a fiscal year to date gain of $0.9 million from the disposal of other assets and unutilized capital assets, of which $0.3 million was recorded in the third fiscal quarter.

Foreign Exchange

        With the change in functional and reporting currency to the US dollar, Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. Prior to the change in currency, Aber's foreign exchange gains and losses were calculated on its US dollar net debt position. Aber recorded unrealized gains and losses on its net US dollar debt exposure, and reported such gains and losses in Canadian dollars. To the end of the second quarter, Aber had recorded foreign exchange gains of $13.1 million (CDN $18.8 million) due to a strengthening of the Canadian dollar. Subsequent to the change, during a period of continuing strengthening of the Canadian dollar, Aber recorded a foreign exchange gain of $0.7 million in the current quarter. This gain was substantially due to revaluation of its CDN dollar cash holdings. This quarter's gain compares to a foreign exchange gain of $1.3 million in the prior year's corresponding quarter.

        On a year to date basis, $13.1 million of the $13.8 million exchange gain was recorded prior to the change in reporting currency. Subsequent to the change in reporting currency, Canadian dollar exposures in self-sustaining subsidiaries are recorded as a cumulative translation adjustment, a component of shareholders' equity. The opening balance of cumulative translation adjustment appearing on Aber's balance sheet was $17.5 million, recorded upon initial conversion of the Company's balance sheet to US dollars on August 1, 2003.

        Currently, the Company's most significant Canadian dollar requirement is for Diavik operating and capital costs. As at October 31, 2003, the Company has entered into CDN/US exchange contracts for gross Canadian dollar notional amounts aggregating $6.6 million with a US dollar conversion strike price of 1.3333, expiring in February 2004.

Income Taxes

        Aber recorded a tax provision of $11.2 million during the quarter, compared to $nil provided during the comparable quarter of the prior year. On a year to date basis, Aber recorded a tax provision of $9.1 million compared to $0.2 million provided in the prior year. The third quarter's tax provision reflects a current tax provision on earnings in the quarter, together with large corporation tax expense. The Company's future income tax provision reflects the revaluation of future income tax liabilities for reductions in future tax rates and the overall favorable effect of certain other changes in Canadian income and mining tax legislation, as substantially enacted during the second fiscal quarter.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

        During the quarter ended October 31, 2003, working capital increased to $123.1 million from $54.5 million as at January 31, 2003. The working capital balance includes the Company's $45.0 million contingency cash collateral account to be maintained in support of completion of the Diavik Diamond Mine as well as $34.6 million of sales proceeds deposited to loan reserve accounts as prescribed in the Project Loan Facility, as at October 31, 2003. The collateral and reserve amounts are required to be invested in either cash or short-term money market instruments. Additionally, concurrent with the commencement of commercial production, the working capital balance also includes diamond inventories and Diavik mine site related stores inventory.

        In addition to contingency cash collateral and reserve amounts totalling $79.8 million, Aber also had $27.5 million in unrestricted cash and cash equivalents at October 31, 2003, of which $7.1 million was held at the Diavik Diamond Mine, compared to unrestricted cash and cash equivalents of $24.5 million as at January 31, 2003, of which $16.7 million was held at the Diavik Diamond Mine.

Net Debt

        As at October 31, 2003, Aber had long-term debt in the amount of $222.9 million, including $215.0 million under its $230.0 million Project Loan Facility. The last draw on the Project Loan Facility was during the first quarter of this year. Aber's long-term debt, net of cash resources, was $115.6 million at October 31, 2003, compared to $124.6 million at the beginning of the year. At the end of the third quarter of the prior year, Aber had drawn $143.0 million under the Project Loan Facility, with a net debt position of $80.1 million at that time.

        Aber will continue to be restricted in its use of proceeds from diamond sales as well as the use of the contingency cash collateral account until completion of the Diavik Diamond Mine, as defined under the Project Loan Facility. Post-completion, the Project Loan Facility requires mandatory accelerated repayments based upon available cash flow from the Diavik Diamond Mine. Aber currently expects that during the upcoming fourth quarter, the majority of the cash realized from diamond sales will be deposited to loan reserve accounts, after funding current operating requirements.

        The arrangements with the Company's current Syndicate of Lenders are of a project financing nature. Aber is currently reviewing its financing arrangements with respect to ongoing operations and corporate business development activities.

Cash Flow from Operations

        During the quarter ended October 31, 2003, Aber generated $33.8 million cash flow from operations. The third fiscal quarter's cash flow represents the first operating cash flows reported by the Company from rough diamond commercial activity, which commenced on August 1, 2003.

Financing Activities

        Aber funded all of its costs during the third fiscal quarter from cash resources and diamond sales proceeds. Long-term debt repayments during the fiscal year to date represented scheduled repayments on the Company's first mortgage on real property. Required principal payments on the Project Loan Facility have not yet commenced.

        During the quarter ended October 31, 2003, amortization of deferred financing charges related to the $230 million Project Loan Facility was included in the Company's earnings statement, with $2.4 million of amortization included in interest and financing expenses during the quarter.

        During the quarter ended October 31, 2003, the Company received $9.5 million cash proceeds from the exercise of stock options.

        At the end of the quarter, no balance was drawn under the Company's operating revolving financing facility at Antwerpse Diamantbank N.V.

Investing Activities

        Investing activities with respect to capital assets totalled $3.3 million during the quarter, compared to $39.5 million a year earlier on mineral property expenditures and capital assets during the active construction stage. The most significant investment in both the current quarter and prior year corresponding period was for the Diavik Diamond Mine, totalling $34.0 million in the nine month period ended October 31, 2003. In the previous year's corresponding period, $117.7 million was spent on the Diavik Project for project construction activities.

Foreign Exchange Effect on Cash Balances

        The Company's cash resources are held in both CDN dollars and US dollars, although the substantial portion is held in US dollars. As a result, with the strengthening of the CDN dollar relative to the US dollar since August 1, 2003, the date of change in functional and reporting currency, a positive impact has been recorded on the reported cash on the balance sheet. This impact, totalling $2.4 million to October 31, 2003, is reflected on the Consolidated Statements of Cash Flows under the Foreign exchange effect on cash balances. In periods prior to the change in currency, the effect recorded has represented the impact of US dollar cash holdings reported in CDN dollars.

OUTLOOK

        In its press release dated November 27, 2003, Aber announced that it had signed a letter of intent with the owners of Harry Winston Inc. that contemplates Aber purchasing Harry Winston Inc. in a staged transaction. The transaction is subject to the completion of due diligence, completion of documentation satisfactory to all parties, as well as regulatory approval. There can be no assurance that any transaction will occur.

        Aber expects that for the fiscal year ending January 31, 2004, the Company will be fully funded for its share of expected costs related to the Diavik Diamond Mine and related diamond processing and sales activity. Sources of funding will consist of cash flow generated from diamond sales during the fiscal year. The Company also has available the remaining undrawn balance of $15.0 million under the Project Loan Facility.

        The recently issued Diavik Diamond Mine 2004 plan calls for peak capacity of 2.0 million tones of processed ore to be achieved in calendar 2005.

        For the year ending January 31, 2004, Aber anticipates that diamond sales and operating costs will be consistent with the Company's previous projections.

        The Diavik Diamond Mine (known as the Diavik Project during the project construction stage, prior to the commencement of commercial production) is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife, Canada. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

        Included in this news release and interim management's discussion and analysis are "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this news release and interim management's discussion and analysis, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets and diamond valuations and other factors. With respect to the Diavik Diamond Mine, differences may result from additional drilling, sampling, and diamond valuations and from engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, developments in world diamond markets, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release and interim management's discussion and analysis. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this news release, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Consolidated financial statements follow. All dollar amounts expressed in US dollars unless otherwise noted.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

October 31, 2003 and January 31, 2003
(expressed in thousands of United States dollars)
(unaudited)

	October 31, 2003	January 31, 2003
		(restated, Note 2)
Assets
Current assets:
Cash and cash equivalents	$27,474	$24,450
Cash collateral and cash reserve (note 3)	79,800	45,000
Inventory and supplies	27,175	—
Accounts receivable	2,459	1,093
Advances and prepaid expenses	1,765	820

	138,673	71,363
Capital Assets	263,513	44,843
Deferred mineral property costs	193,829	382,348
Deferred charges and other assets	15,375	15,129

	$611,390	$513,683

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$15,271	$16,578
Current portion of long-term debt	295	246

	15,566	16,824
Long term debt	222,878	194,020
Future income tax liability	67,536	51,953
Minority interest	—	72
Shareholders' equity:
Share capital	232,897	221,884
Stock options (note 5)	5,531	2,940
Cumulative translation adjustment (note 2)	13,115	(3,334)
Retained earnings	53,867	29,324

	305,410	250,814

	$611,390	$513,683

See accompanying notes to consolidated financial statements.

On behalf of the Board:

JOHN C. LAMACRAFT Director	ROBERT A. GANNICOTT Director

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the periods ended October 31, 2003 and 2002
(expressed in thousands of United States dollars)
(unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
Sales	$53,958	$—	$53,958	$—
Cost of sales	20,276		20,276

	33,682	—	33,682	—
Selling, general and administrative expenses	4,795	2,207	9,929	5,767

Earnings (loss) from operations	28,887	(2,207)	23,753	(5,767)

Interest and financing expenses	5,180	—	5,483	—
Other income	406	292	1,544	788
Foreign exchange gain	682	1,278	13,843	34

Earnings (loss) before income taxes	24,795	(637)	33,657	(4,945)
Income taxes (recovery)	11,247	(4)	9,114	214

Earnings (loss)	13,548	(633)	24,543	(5,159)
Retained earnings, beginning of period	40,319	29,325	29,324	33,851

Retained earnings, end of period	$53,867	$28,692	$53,867	$28,692

Earnings (loss) per share
Basic	$0.25	$(0.01)	$0.45	$(0.09)

Diluted	$0.24	$(0.01)	$0.44	$(0.09)

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended October 31, 2003 and 2002
(expressed in thousands of United States dollars)
(unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
Cash provided by (used in):
Operating:
Net earnings (loss) for the period	$13,548	$(633)	$24,543	$(5,158)
Items not involving cash:
Amortization	9,191	60	9,578	170
Future income taxes	10,488	(323)	7,733	(673)
Stock based compensation	1,081	649	2,303	1,772
Foreign exchange	(682)	(1,278)	(13,843)	(34)
Gain on disposal of assets	(256)	—	(887)	—
Change in non-cash operating working capital	443	326	(954)	(867)

	33,813	(1,199)	28,473	(4,790)

Financing:
Issuance of long term debt	—	34,000	28,000	143,000
Repayment of long term debt	(68)	—	(196)	—
Deferred financing	—	(163)	(868)	(5,724)
Issue of common shares, for cash	9,475	—	11,013	60
Money market instruments	—	15,155	—	—

	9,407	48,992	37,949	137,336

Investing:
Deferred mineral property costs	—	(37,729)	(18,778)	(114,450)
Deferred charges	—	(371)	(528)	(4,379)
Capital assets	(3,283)	(1,818)	(15,630)	(6,900)
Cash collateral and cash reserve	(34,800)	—	(34,800)	(28,000)
Proceeds on sale of other assets	692	—	3,961	—

	(37,391)	(39,918)	(65,775)	(153,729)

Foreign exchange effect on cash balances	939	423	2,377	1,061
Increase (decrease) in cash and cash equivalents	6,768	8,298	3,024	(20,122)
Cash and cash equivalents, beginning of period	20,706	9,530	24,450	37,950

Cash and cash equivalents, end of period	$27,474	$17,828	$27,474	$17,828

Change in non-cash operating working capital:
Accounts receivable	(2,608)	(24)	(2,597)	(128)
Prepaid expenses	(928)	(266)	(831)	(408)
Inventory	1,800	—	1,800	—
Accounts payable and accrued liabilities	2,179	616	674	(331)

	$443	$326	$(954)	$(867)

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts expressed in US dollars unless otherwise noted)

1.
ACCOUNTING POLICIES

  The interim consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2003, except as described below. From the beginning of the third fiscal quarter onwards, the Company's Statement of Earnings reflects operating results from the sale of diamonds produced from the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of commercial production). As a result, commencing August 1, 2003, the Company adopted the US dollar as both its functional and consolidated reporting currency, since the Company's commercial activity is fundamentally conducted in US dollars.

  The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2003. Commercial production from the Diavik Diamond Mine commenced on August 1, 2003, upon achievement of certain production and sales performance measures related to the Diavik Project including physical project completion, sustained level of mining and diamond processing activity, and sales channel readiness. The financial statements for the period ended October 31, 2003 reflect commercial activity relating to this mine during the fiscal quarter then ended.

2.
CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

  Effective August 1, 2003, the US dollar has become the functional currency of the Company's operating diamond subsidiaries. Effective the same date, the US dollar has also been adopted as the Company's reporting currency. The factors considered when adopting this change included the prevalence of the US dollar in diamond market activity, the geographic location of Aber's clients, the profile of Aber's operating costs, the Company's US dollar denominated financing arrangements, and industry reporting norms. Aber's financial reporting will henceforth be presented in US dollars, with conversion of previously published figures to US dollars. Under Canadian GAAP, the change was effected by translating assets and liabilities at the respective quarter end US/Canadian dollar exchange rate. Earnings were translated at the average exchange rate for each period. Equity transactions have been translated at historic exchange rates. The resulting net translation adjustment has been credited to the cumulative translation account.

3.
CASH RESOURCES

  As at October 31, 2003, cash resources included $45.0 million held in a contingency cash collateral account to be maintained in support of Project completion. Additionally, a further $34.6 million was held in Project Loan Reserve accounts. Funds in the cash collateral will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of repayment of the Project Loan Facility. Funds in the reserve accounts will be available to Aber for project loan service and Diavik Diamond Mine related purposes as prescribed in the Project Loan Facility.

4.
DEFERRED CHARGES AND OTHER ASSETS

  During the first fiscal quarter, Aber concluded an arrangement whereby the Antwerp marketing company, Aber International N.V. became a 100% held subsidiary of the Company. Aber's cost of acquisition of the minority shareholding, being $5.0 million, has been reflected in deferred charges and other assets on the Company's balance sheet.

5.
STOCK BASED COMPENSATION

  During the quarter, 1,075,064 common shares were issued for proceeds of $9.5 million from the exercise of options and an additional 106,000 common share options were granted to employees at an average exercise price of CDN $39.79, each expiring in the year 2013. During the quarter, $1.1 million was charged to earnings for stock compensation. As at December 4, 2003, 22,500 options had been exercised subsequent to the end of the quarter, for proceeds of $0.3 million.

6.
RECENTLY ISSUED ACCOUNTING STANDARDS

  Guarantees

  Effective with fiscal periods commencing on or after January 1, 2003, Accounting Guideline 14, issued by the Canadian Institute of Chartered Accountants, requires the disclosure of certain guarantees binding on the Company. The Company has determined that it has issued no guarantees requiring disclosure under the accounting standard.

  Asset retirement obligations

  In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3110 which will require the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability will be added to the carrying amount of deferred mineral property costs and this additional carrying amount will being amortized over the life of the asset. The company is required to adopt Section 3110 effective February 1, 2004, and is currently gathering market information and developing cash flow models for this purpose.

7.
COMPARATIVE FIGURES

  Certain figures have been reclassified to conform with presentation in the current period.

8.
SHARE CAPITAL

  Share capital information at December 4, 2003, number of shares:

Authorized	—	unlimited
Issued & outstanding	—	55,928,234
Fully diluted *	—	58,470,470
Weighted average Q3	—	55,149,856
Weighted average YTD	—	54,872,647

  * Total common shares if all outstanding options (vested and unvested) had been exercised.

9.
SUBSEQUENT EVENT

  In its press release dated November 27, 2003, Aber announced that it had signed a letter of intent with the owners of Harry Winston Inc. that contemplates Aber purchasing Harry Winston Inc. in a staged transaction. The letter of intent is non-binding and the transaction is subject to the completion of due diligence, completion of documentation satisfactory to all parties, as well as regulatory approval. There can be no assurance that any transaction will occur.

QuickLinks

  Exhibit 99.1
ABER DIAMOND CORPORATION CONSOLIDATED BALANCE SHEETS October 31, 2003 and January 31, 2003 (expressed in thousands of United States dollars) (unaudited)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS For the periods ended October 31, 2003 and 2002 (expressed in thousands of United States dollars) (unaudited)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ended October 31, 2003 and 2002 (expressed in thousands of United States dollars) (unaudited)
ABER DIAMOND CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all dollar amounts expressed in US dollars unless otherwise noted)